Dr. Lionel L. Reilly
President and Chief Executive Officer
Professional Veterinary Products, Ltd.
10077 South 134th Street
Omaha, NE 68138

May 26, 2005

VIA EDGAR

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Form 10-K for the year ended July 31, 2004 File No. 0-26326

Dear Mr. Moran:

     In response to the Securities and Exchange Commission’s comment letter dated May 12, 2005, Professional Veterinary Products, Ltd. (the “Company”) has prepared the following responses to questions 1 and 2.

Form 10-K for the Year Ended July 31, 2004

Consolidated Balance Sheets, page F-2

1.	We note your response to prior comment 2. Topic D-98 states that Rule 5-02.28 of Regulation S-X provides analogous guidance for equity instruments that are not preferred securities. Explain why common shares that remain classified in stockholders’ equity that are not within the scope of SFAS 150 are not presented outside of permanent equity where redemption, for cash, is outside of your control upon notice from the shareholder. In your response please provide the number of shares and outstanding amounts for each class of shareholders at July 31, 2004 and revise as appropriate.

     In March 2004, the SEC Observer clarified the SEC staff’s position relating to interaction of topic D-98 and SFAS 150 for conditionally redeemable preferred shares and analogous guidance for equity instruments that are not preferred securities. EITF D-98

“Classification and Measurement of Redeemable Securities,” states that if a company issues equity instruments that are conditionally redeemable, for example, at the holder’s option or upon the occurrence of an uncertain event not solely within the company’s control, the shares are not within the scope of SFAS 150 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under SFAS 150 and would require reclassification to a liability.

     The Company’s shareholders are licensed veterinarians or business entities comprised of licensed veterinarians. Shareholders may be corporations, single member limited liability companies, multi member limited liability companies, partnerships, or sole proprietors. Each shareholder must give the Company written notice of the proposed sale of its single share and except as provided below, the Company must redeem the share of stock for cost within ninety days of receiving such notice, at the price the shareholder paid for the share. As noted in the prospectus, if a significant majority of the shareholders want to sell their shares at the same time, there is a risk the Company would not have the financial resources to repurchase all outstanding shares. The redemption is thus conditional upon adequate resources being available.

     It is the unique nature of the Company and its share structure which reinforces the “conditional” aspect of the possible redemption. As described in the prospectus, and highlighted in previous correspondence with the SEC, the Company’s shares can only be sold to licensed veterinarians. The shares are sold for $3,000 and, if redeemed, a shareholder can only receive $3,000 for the share. There is no market beyond veterinarians; there is no opportunity for appreciation absent an extraordinary event.1 The Company also has no obligation to pay interest or similar remuneration on its common stock, and there is no set date of redemption or payment. Such remuneration and dates are characteristics of preferred shares and debt and not applicable to the Company’s shares. Investors in preferred shares and debt often focus on income; ownership of the Company’s shares provide no promise of income but other rights and privileges, such as discounts on the Company’s products.

     The Company has to make the determination at the time of any requested redemption if adequate funds are available to repurchase the shares. The Company and its Board, if faced with such a decision, would act in the best interests of the shareholders. Unlike many other registered companies, there is no potential to alleviate the need for maintenance of necessary adequate capital by selling shares on the open market. While each shareholder has the right to request his, her, and its share be redeemed, the shares will be redeemed only if the Company at any given time deems it prudent to do so.

     The Company has fully disclosed the nature of the securities. In EITF D-98, the SEC looked to ASR 268 for the basis of its analogy to preferred securities:

[1]	In the event the Company liquidates, the shareholders may be entitled under state law to receive their pro rata share of the proceeds of the liquidation, which may exceed their purchase price, and in the event of a merger or purchase of substantially all of the Company’s assets, the shareholders may be entitled to a premium as a result of such ownership.

As noted in Accounting Series Release No. 268 (ASR 268), the Commission reasoned that “there is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital.

     While the presentation requirements outlined in ASR 268 do not apply to instruments within the scope of Statement 150, the reasoning remains sound in the case of the Company. The Company has specifically highlighted the future cash obligations attributed to its type of security. In Note 11 to the prospectus under the heading “Stock Redemption”, the Company states:

The Company is required by its Articles of Incorporation to repurchase stock within 90 days of receiving written notice from the shareholder requesting redemption of their stock. The redemption amount is the original purchase price of the stock paid by the shareholder. The Company was contingently liable for $5.7 million as of July 31, 2004.

     At July 31, 2004, the amount and number of shares outstanding for each class of shareholders were as follows:

Entity Type	Number of Shares	Outstanding Amount

Corporations	1,054	$3.1 million

Single Member Limited Liability Companies	50	$0.2 million

Multi-Member Limited Liability Companies	44	$0.1 million

Partnerships	138	$0.4 million

Sole Proprietorships	666	$2.0 million

Total:	1,952	$5.8 million

Consolidated Statements of Stockholders’ Equity, page F-4

2.	We note your response to prior comment 3. Please state on the face of the balance sheet or disclose in a note the amount and number of common shares receivable as of your balance sheet dates. See Rule 5-02.30 of Regulation S-X.

NOTE 6 – COMMON STOCK ( )

The common shares stock receivable and number subscribed but unissued is $20 thousand and 14 shares and $119 thousand and 71 shares as of July 31, 2004 and July 31, 2003, respectively.

     In connection with responding to the comments, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to contact Pam Mittlieder at (402) 829-5362 if you have any additional questions.

Respectfully Submitted,
/s/ Dr. Lionel L. Reilly
Dr. Lionel L. Reilly
President and Chief Executive Officer

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